UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13D-1(A) AND AMENDMENTS THERETO

                         FILED PURSUANT TO RULE 13D-2(A)

                               (AMENDMENT NO. 1)*

                                 SYNTELLECT INC.
                                 ---------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                  87161-L-10-5
                                  ------------
                                 (CUSIP Number)

                    WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.
                          450 SEVENTH AVENUE, SUITE 509
                            NEW YORK, NEW YORK 10123
                                 (212) 760-0330
                           ATTENTION: MR. NELSON OBUS
                           --------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 APRIL 26, 2002
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                             (Page 1 of 12 pages)

----------------------------
            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 87161-L-10-5                  13D                   Page 2 of 12 Pages
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      1.    NAMES OF REPORTING PERSONS: WYNNEFIELD PARTNERS SMALL CAP VALUE,
            L.P. I.R.S. IDENTIFICATION N0S. OF ABOVE PERSONS (ENTITIES ONLY):
            13-3688497
--------------------------------------------------------------------------------
            2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|

                                                                (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER
     NUMBER OF                   234,100 (SEE ITEM 5)
       SHARES              -----------------------------------------------------

    BENEFICIALLY           8.    SHARED VOTING POWER
      OWNED BY                    -0- (SEE ITEM 5)
        EACH               -----------------------------------------------------

     REPORTING             9.    SOLE DISPOSITIVE POWER
       PERSON                    234,100 (SEE ITEM 5)
        WITH               -----------------------------------------------------
                           10.   SHARED DISPOSITIVE POWER
                                -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            234,100 (SEE ITEM 5)
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES                                              [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.1% (SEE ITEM 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN
-------------------------------------------------------------------------------

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CUSIP No. 87161-L-10-5                  13D                   Page 3 of 12 Pages
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      1.    NAMES OF REPORTING PERSONS: WYNNEFIELD SMALL CAP VALUE OFFSHORE
            FUND, LTD. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
            ONLY): NOT APPLICABLE
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) |X|

                                                            (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2 (d) OR 2 (e)                             [ ]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER
     NUMBER OF                   84,100 (SEE ITEM 5)
       SHARES              -----------------------------------------------------

    BENEFICIALLY           8.    SHARED VOTING POWER
      OWNED BY                    -0- (SEE ITEM 5)
        EACH               -----------------------------------------------------

     REPORTING             9.    SOLE DISPOSITIVE POWER
       PERSON                    84,100 (SEE ITEM 5)
        WITH               -----------------------------------------------------

                           10.   SHARED DISPOSITIVE POWER
                                -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            84,100 (SEE ITEM 5)
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES                                              [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.7% (SEE ITEM 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

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CUSIP No. 87161-L-10-5                  13D                   Page 4 of 12 Pages
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      1.    NAMES OF REPORTING  PERSONS:  WYNNEFIELD  PARTNERS  SMALL CAP VALUE,
            L.P. I  I.R.S.  IDENTIFICATION  NOS.  OF  ABOVE  PERSONS  (ENTITIES
            ONLY): 13-3953291
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) |X|

                                                            (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            WC  (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            DELAWARE
--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER
     NUMBER OF                   282,600 (SEE ITEM 5)
       SHARES              -----------------------------------------------------

    BENEFICIALLY           8.    SHARED VOTING POWER
      OWNED BY                   -0- (SEE ITEM 5)
        EACH               -----------------------------------------------------

     REPORTING             9.    SOLE DISPOSITIVE POWER
       PERSON                    282,600 (SEE ITEM 5)
        WITH               -----------------------------------------------------

                           10.   SHARED DISPOSITIVE POWER
                                -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            282,600 (SEE ITEM 5)
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES                                              [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            2.5% (SEE ITEM 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            PN
--------------------------------------------------------------------------------

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CUSIP No. 87161-L-10-5                  13D                   Page 5 of 12 Pages
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      1. NAMES OF REPORTING PERSONS: WYNNEFIELD CAPITAL MANAGEMENT L.L.C. I.R.S.
         IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 13-4018186
--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) |X|

                                                            (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            AF  (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            NEW YORK
--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER
     NUMBER OF                   516,700 (SEE ITEM 5)
       SHARES              -----------------------------------------------------

    BENEFICIALLY           8.    SHARED VOTING POWER
      OWNED BY                   -0- (SEE ITEM 5)
        EACH               -----------------------------------------------------

     REPORTING             9.    SOLE DISPOSITIVE POWER
       PERSON                    516,700 (SEE ITEM 5)
        WITH               -----------------------------------------------------

                           10.   SHARED DISPOSITIVE POWER
                                 -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            516,700 (SEE ITEM 5)
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES                                              [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            4.6% (SEE ITEM 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            OO (LIMITED LIABILITY COMPANY)
--------------------------------------------------------------------------------

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CUSIP No. 87161-L-10-5                  13D                   Page 6 of 12 Pages
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      1.    NAMES OF REPORTING PERSONS: WYNNEFIELD CAPITAL, INC.
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
            NOT APPLICABLE
--------------------------------------------------------------------------------
      2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a) |X|

                                                            (b) [ ]
--------------------------------------------------------------------------------
      3.    SEC USE ONLY
--------------------------------------------------------------------------------
      4.    SOURCE OF FUNDS
            AF (SEE ITEM 3)
--------------------------------------------------------------------------------
      5.    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED  PURSUANT
            TO ITEMS 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
      6.    CITIZENSHIP OR PLACE OF ORGANIZATION
            CAYMAN ISLANDS
--------------------------------------------------------------------------------
                           7.    SOLE VOTING POWER
     NUMBER OF                   84,100 (SEE ITEM 5)
       SHARES              -----------------------------------------------------

    BENEFICIALLY           8.    SHARED VOTING POWER
      OWNED BY                   -0- (SEE ITEM 5)
        EACH               -----------------------------------------------------

     REPORTING             9.    SOLE DISPOSITIVE POWER
       PERSON                    84,100 (SEE ITEM 5)
        WITH               -----------------------------------------------------

                           10.   SHARED DISPOSITIVE POWER
                                -0- (SEE ITEM 5)
--------------------------------------------------------------------------------
      11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            84,100 (SEE ITEM 5)
--------------------------------------------------------------------------------
      12.   CHECK  BOX IF THE  AGGREGATE  AMOUNT  IN ROW (11)  EXCLUDES  CERTAIN
            SHARES                                              [ ]
--------------------------------------------------------------------------------
      13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            0.7% (SEE ITEM 5)
--------------------------------------------------------------------------------
      14.   TYPE OF REPORTING PERSON
            CO
--------------------------------------------------------------------------------

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CUSIP No. 87161-L-10-5                  13D                   Page 7 of 12 Pages
--------------------------------------------------------------------------------


      This Amendment No. 1 (the "Amendment") amends the Statement of Beneficial Ownership on Schedule 13D, originally filed with the Securities and Exchange Commission (the "Commission") on September 7, 2001 (the "Schedule 13D"), by Wynnefield Partners Small Cap Value, L.P. ("WF Partners"), Wynnefield Partners Small Cap Value, L.P. I ("WF Partners-I") and Wynnefield Small Cap Offshore Fund, Ltd. ("WF Fund" and, collectively with WF Partners and WF Partners-I, the "Original Reporting Persons"), with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Syntellect Inc., a Delaware corporation with its principal executive offices located at 16610 North Black Canyon Road, Suite 100, Phoenix, Arizona 85053 (the "Company"). In addition to the Original Reporting Persons, this Amendment is filed by and on behalf of Wynnefield Capital Management, LLC ("WF LLC") and Wynnefield Capital, Inc. ("WF Capital" and, collectively with WF LLC and the Original Reporting Persons, the "Wynnefield Group"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

      ITEM 2.     IDENTITY AND BACKGROUND.

      The response to Item 2 is hereby amended and supplemented by adding the following:

      This Amendment is filed jointly by the Wynnefield Group pursuant to Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Wynnefield Group have entered into a Joint Filing Agreement, a copy of which is filed with this Amendment as Exhibit 1 (which is incorporated in this response to Item 2 by reference). Information with respect to each member of the Wynnefield Group is given solely by such member, and no member of the Wynnefield Group assumes responsibility for the accuracy or completeness of the information furnished by another member.

      Each of WF Partners and WF Partners-I is principally engaged in maintaining funds, consisting of capital contributions from its respective partners and investors and capital appreciation derived therefrom, for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants. WF Fund is principally engaged in maintaining funds, consisting of equity investments from investors and capital appreciation derived therefrom, for the principal purpose of buying and selling securities (including financial and money market instruments) and interests in domestic and foreign securities, including, without limitation, convertible securities, stock index futures contracts, options, puts and calls on stock and warrants. WF LLC is principally engaged in acting as general partner of each of WF Partners and WF Partners-I. WF Capital is principally engaged in acting as investment manager of WF Fund. Obus and Landes are principally employed as the co-managing members of WF LLC and the principal executive officers of WF Capital.

      ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The response to Item 3 is hereby amended and supplemented by adding the following:

      As of the date of this Amendment, the Wynnefield Group beneficially owned in the aggregate 600,800 shares of Common Stock, constituting approximately 5.3% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,340,515 shares outstanding on April 10, 2002, as set forth in the Company's definitive proxy materials filed with the Commission on April 25,
2002).

      The following table sets forth the source and amount of funds required to purchase the shares of Common Stock beneficially owned by the Reporting Persons:

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CUSIP No. 87161-L-10-5                  13D                   Page 8 of 12 Pages
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      REPORTING PERSON        AMOUNT            SOURCE

      WF Partners             $543,715          Working Capital of WF Partners
      WF Partners-I           $452,009          Working Capital of WF Partners-I
      WF Fund                 $221,183          Working Capital of WF Fund
      --------------------------------------------------------------------------
            Total             $1,216,907

      ITEM 4.     PURPOSE OF TRANSACTION.

      The response to Item 4 is hereby amended and supplemented by adding the following:

      From time to time, the Wynnefield Group have acquired beneficial ownership of shares of Common Stock in the ordinary course of business for investment purposes and have held such shares in such capacity. On July 31, 2001, the Original Reporting Persons filed with the Commission a joint Statement of Beneficial Ownership on Schedule 13G. On September 7, 2001, the Original Reporting Persons filed with the Commission the Schedule 13D, pursuant to Rule 13d-1(e) under the Exchange Act.

      Reference is made to the Schedule 14A preliminary proxy materials filed with the Securities and Exchange Commission on April 3, 2002 by Geoffrey Nixon, Mission Partners, L.P., Liberty Nominees Limited, Horizon Offshore, Ltd, Mayfair Capital Fund, L.P., MCM Associates, Ltd., MCM Profit Sharing Plan-DLJSC-Custodian FBO Geoffrey Nixon TTEE and MCM Capital Management, LLC (collectively, "Mission"), to be used by Mission in connection with the solicitation of proxies to vote for the election of its director-nominee, Ms. Camille Jayne, as a director of the Company, in opposition to management nominee, Mr. William Conlin, at the Company's 2002 Annual Meeting of Stockholders (the "Mission Preliminary Proxy Materials"). In its Mission Preliminary Proxy Materials, Mission states that it is concerned about the Company's history of losses from operations, working capital deficiency and declining stockholders' equity, and believes that management and the Company's current Board of Directors need to be more proactive in seeking means and undertaking transactions to enhance stockholder value and improve the Company's operations and overall financial condition. The Mission Preliminary Proxy Materials also state that Mission believes Ms. Jayne is an innovative corporate strategist and is committed to enhancing stockholder value, that the Company's Board of Directors could benefit from her skills, experience and objective insight, and that it is intended that, if elected to the Company's Board of Directors, she would work together with the Company's management and the other members of the Board to propose and consider strategic options aimed at improving the Company's operations and overall financial condition.

      The Wynnefield Group agrees with Mission's beliefs regarding the Company's current Board of Directors, as stated in the Mission Preliminary Proxy Materials. Based on the disclosures made by Mission therein, the Wynnefield Group presently intends, after receipt and review of Mission's definitive proxy materials, to vote all of the shares of Common Stock beneficially owned by the Wynnefield Group for the election of Mission's director-nominee, Ms. Camille Jayne, as a director of the Company.

      The Wynnefield Group expects to evaluate on an ongoing basis the Company's financial condition, business, operations and prospects, the market price for the Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Company's operations and other factors, specifically management's ability to increase stockholder value. The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of its shares of Common Stock, in public or private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at

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CUSIP No. 87161-L-10-5                  13D                   Page 9 of 12 Pages
--------------------------------------------------------------------------------


any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Exchange Act and applicable state securities or "blue sky" laws.

      Depending on factors deemed relevant by the Wynnefield Group, including but not limited to changes in the Company's business, governance or financial situation, the Wynnefield Group reserves the right to formulate other plans and/or make proposals, and take such actions with respect to its investment in the Company, including any or all of the actions set forth in this response to
Item 4 and any other actions as the Wynnefield Group, or any of them, may determine.

      Except as set forth above, the Wynnefield Group does not have any plans or proposals which would relate to or result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

      ITEM 5.     INTERESTS IN SECURITIES OF THE COMPANY.

      The response to Item 5 is hereby amended and restated in its entirety as follows:

      (a) - (c) As of April 15, 2002, the Wynnefield Group beneficially owned in the aggregate 600,800 shares of Common Stock, constituting approximately 5.3% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,340,515 shares outstanding on April 10, 2002, as set forth in the Company's definitive proxy materials filed with the Commission on April 25,
2002). The following table sets forth certain information with respect to shares of Common Stock beneficially owned directly by the Wynnefield Group members listed:

                                             APPROXIMATE
                              NUMBER OF      PERCENTAGE OF
         NAME                 SHARES         OUTSTANDING SHARES
         ----                 ------         ------------------
         WF Partners          234,100        2.1%
         WF Partners-I        282,600        2.5%
         WF Fund              84,100         0.7%


      WF LLC is the sole general partner of WF Partners and WF Partners-I and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WF Partners and WF Partners-I beneficially own. WF LLC, as the sole general partner of WF Partners and WF Partners-I, has the sole power to direct the voting and disposition of the shares of Common Stock that WF Partners and WF Partners-I beneficially own.

      Obus and Landes are the co-managing members of WF LLC and, accordingly, each of Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WF LLC may be deemed to beneficially own. Each of Obus and Landes, as a co-managing member of WF LLC, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WF LLC may be deemed to beneficially own.

      WF Capital is the sole investment manager of WF Fund and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WF Fund beneficially owns. WF Capital, as the sole investment manager of WF Fund, has the sole power to direct the voting and disposition of the shares of Common Stock that WF Fund beneficially owns.

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CUSIP No. 87161-L-10-5                  13D                  Page 10 of 12 Pages
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      Obus and Landes are the principal executive officers of WF Capital and, accordingly, each of Obus and Landes may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the shares of Common Stock that WF Capital may be deemed to beneficially own. Each of Obus and Landes, as a principal executive officer of WF Capital, shares with the other the power to direct the voting and disposition of the shares of Common Stock that WF Capital may be deemed to beneficially own.

      To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, any general partner, executive officer or director thereof, as applicable, beneficially owns any Common Stock, and there have been no transactions in shares of Common Stock effected during the past 60 days by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred in the past 60 days.

      Beneficial ownership of shares of Common Stock shown on the cover pages of and set forth elsewhere in this Amendment for each of the members of the Wynnefield Group assumes that they have not formed a group for purposes of
Section 13(d)(3) under the Securities Exchange Act of 1934, and Rule 13d-5(b)(1) promulgated thereunder. If the members of the Wynnefield Group were deemed to have formed a group for purposes of Section 13(d)(3) and Rule 13d-5(b)(1), the group would be deemed to own beneficially (and may be deemed to have shared voting and dispositive power over) 600,800 shares of Common Stock, constituting approximately 5.3% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 11,340,515 shares outstanding on April 10, 2002, as set forth in the Company's definitive proxy materials filed with the Commission on April 25, 2002.

      The filing of the Schedule 13D, this Amendment and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

      (d) No person, other than each of the members of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

      (e)   Not applicable.

      ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE COMPANY.

      The response to Item 6 is hereby amended and restated in its entirety as follows:

      Each of the members of the Wynnefield Group is a party to a Joint Filing Agreement, dated as of September 4, 2001 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file the Schedule 13D and any and all amendments and supplements thereto with the Commission. The 13D

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CUSIP No. 87161-L-10-5                  13D                  Page 11 of 12 Pages
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Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated in this response to Item 6 in its entirety.

      Except for the agreement described above, to the best knowledge of the Wynnefield Group, there are no contract, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding or proxies.

      ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      The response to Item 7 is hereby amended and supplemented to add the following exhibit:

Exhibit 1 Joint Filing Agreement, dated as of September 4, 2001, among WF Partners, WF Partners-I, WF Fund, WF LLC and WF Capital.

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CUSIP No. 87161-L-10-5                  13D                  Page 12 of 12 Pages
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                                    SIGNATURE

      After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 26, 2002

                                      WYNNEFIELD  PARTNERS  SMALL  CAP  VALUE,
                                      L.P.

                                      By: Wynnefield Capital Management, LLC,
                                          General Partner

                                      By:/s/Nelson Obus
                                         ---------------------------------------
                                            Nelson Obus, Co-Managing Member


                                      WYNNEFIELD  PARTNERS  SMALL  CAP  VALUE,
                                      L.P. I

                                      By: Wynnefield Capital Management, LLC,
                                          General Partner

                                      By:/s/Nelson Obus
                                         ---------------------------------------
                                            Nelson Obus, Co-Managing Member


                                      WYNNEFIELD   SMALL  CAP  VALUE  OFFSHORE
                                      FUND, LTD.

                                      By: Wynnefield Capital, Inc.


                                      By:/s/Nelson Obus
                                         ---------------------------------------
                                            Nelson Obus, President

                                      WYNNEFIELD CAPITAL MANAGEMENT, L.L.C.


                                      By:/s/Nelson Obus
                                         ---------------------------------------
                                            Nelson Obus, Co-Managing Member


                                      WYNNEFIELD CAPITAL, INC.


                                      By:/s/Nelson Obus
                                         ---------------------------------------
                                            Nelson Obus, President